JOHN HANCOCK BOND TRUST
601 Congress Street
Boston, MA 02210

John Hancock Funds, LLC
601 Congress Street
Boston, MA 02199

Ladies and Gentlemen:

Pursuant to Section 14 of the Distribution Agreement dated as of December 22, 1994, as amended (the “Distribution Agreement”), between John Hancock Bond Trust (the “Trust”) and John Hancock Broker Distribution Services, Inc. (now known as John Hancock Funds, LLC), please be advised that the Trust has established a new series of its shares, namely, John Hancock ESG Core Bond Fund (the “Fund”), and please be further advised that the Trust desires to retain John Hancock Funds, LLC to serve as distributor and principal underwriter under the Distribution Agreement for the Fund.

Please indicate your acceptance of this responsibility by signing this letter as indicated below.

JOHN HANCOCK FUNDS, LLC		JOHN HANCOCK BOND TRUST

By:	/s/ Jeffrey H. Long	/s/ Andrew G. Arnott
	Jeffrey H. Long	Andrew G. Arnott
	Chief Financial Officer	President

Dated: as of December 8, 2016